UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2017

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number: 000-51904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANCSHARES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Home BancShares, Inc. 401(k) Plan

Conway, Arkansas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2011.

Norcross, Georgia

June 25, 2018

Home BancShares, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value:
Cash	$929,081	$629,209
Mutual funds	32,199,386	23,398,183
Common collective trust	—	406,363
Home BancShares, Inc. common stock	24,273,287	28,832,730

Total investments, at fair value	57,401,754	53,266,485

Receivables:
Notes receivable from participants	$1,058,091	$529,818
Employer’s contributions	—	54,462
Participants’ contributions	—	153,705

Total receivables	1,058,091	737,985

Liabilities:
Excess contribution payable	224,330	20,224

Net assets available for benefits	$58,235,515	$53,984,246

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(832,297)
Interest and dividends	848,738

Total investment income, net	16,441

Interest income on notes receivable from participants	40,929

Contributions:
Employer	1,601,003
Participant	4,374,570
Rollover	3,374,385

Total contributions	9,349,958

Total additions	9,407,328

Deductions from net assets attributed to:
Benefit payments to participants	4,769,028
Refund of excess contributions	227,662
Administrative expenses and fees	159,369

Total deductions	5,156,059

Net increase	4,251,269

Net assets available for benefits – beginning of year	53,984,246

Net assets available for benefits – end of year	$58,235,515

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

1. Description of the Plan

The following description of the Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Home BancShares, Inc. (the “Company”, “Plan Sponsor”, or “Employer”) and its subsidiary who has attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to Internal Revenue Service (the “IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollovers”). Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the year ended December 31, 2017, participants received a match of 50% of the first 6% of their deferrals, in the amount of $1,601,003.

The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees of each participating employer and determined by management. The Employer did not make a discretionary contribution for 2017. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).

Participants direct their contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $5,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash. Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan document.

Notes Receivable from Participants

Participants may borrow, from their fund accounts, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than two loans outstanding at a time. The notes receivable from participants are secured by the balance in the participant’s account and bear a reasonable rate of interest as defined by the Plan. Interest rates on all outstanding loans range from 5.50% to 6.50%. Principal and interest payments occur ratably through regular payroll deductions over a period not to exceed five years, unless the notes receivable were used to purchase a primary residence in which case the note receivable terms may exceed five years.

Vesting

Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Years of Service	Employer Contributions Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%

Administrative Expenses

Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Pro Capita basis, at the Plan Administrator’s discretion.

Forfeitures

Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions or to pay plan administration expenses. Forfeitures of profit sharing contributions are available to be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2017 and 2016 are $41,308 and $9,936, respectively. During 2017, $45,486 in forfeitures was used to pay plan expenses.

Revenue Sharing

A revenue sharing agreement is in place whereby fees earned by the mutual fund companies are shared with the recordkeeper based upon a percentage of assets under management. These amounts are used for the benefit of the Plan to pay administrative expenses. During 2017, expenses to the plan were reduced by $27,746, as these were paid under this revenue sharing agreement.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.

Rollover Contributions

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the Internal Revenue Code (the “IRC”).

The Company acquired Giant Holdings, Inc. (“GHI”) on February 23, 2017, The Bank of Commerce (“BOC”) on February 28, 2017 and Stonegate Bank (“Stonegate”) on September 26, 2017. As of the closing date of each respective acquisition, employees of GHI, BOC and Stonegate were allowed to enroll and participate in the Plan. These employees were also provided the option to rollover their account balances from previous plans as of the acquisition closing date.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits

Benefit payments are recorded when paid.

Valuation of Investments

Investments are stated at fair value.

Investments in registered investment companies (“mutual funds”) represent investments with various investment managers. The fair value of investments in mutual funds is based upon the daily Net Asset Value (“NAV”) closing price as reported by the fund. Investments in the common stock of Home BancShares, Inc. are valued at their closing price on an established exchange as of December 31, 2017. The common collective trust is valued at NAV per unit of the underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust. The NAV is used as the practical expedient to estimate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding increase in distributions. The Plan distributed the 2017 excess contributions to the applicable participants prior to March 15, 2018.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurements

FASB ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following describes the valuation methodologies used for assets measured at fair value:

•	Mutual Funds and Money Market Fund: Valued at the daily closing price as reported by the fund. Mutual funds and money market fund held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds and money market fund held by the Plan are deemed to be actively traded.

•	Common Collective Trust: Valued at the NAV, as the practical expedient, of underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust. The Plan no longer holds this investment as of December 31, 2017.

•	Home BancShares, Inc. common stock: Through August 2017, the common stock was valued at the closing price reported on the NASDAQ stock exchange.

•	Home BancShares, Inc. common stock fund: Effective August 2017, the Home BancShares, Inc. common stock was converted into a common stock fund. Valued at the NAV of shares held in the Company’s unitized common stock fund at year ended December 31, 2017.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Investment Assets at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total Assets
Mutual funds	$32,199,386	—	—	$32,199,386
Money market fund	929,081	—	—	929,081
Home BancShares, Inc. common stock fund	—	24,273,287	—	24,273,287

Total investments at fair value	$33,128,467	$24,273,287	$—	$57,401,754

Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total Assets
Mutual funds	$23,398,183	—	—	$23,398,183
Money market fund	629,209	—	—	629,209
Home BancShares, Inc. common stock	28,832,730	—	—	28,832,730

Total investments at fair value	$52,860,122	$—	$—	52,860,122

Common collective trust, measured at net asset value*				406,363

Total investments				$53,266,485

*Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient which has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016, respectively.

	Fair Value 12/31/17	Fair Value 12/31/16	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$—	$406,363	N/A	Daily	12 months

4. Investment in the Common Collective Trust

In 2017 and 2016, the Plan invested in the FFTW Income Plus Fund (“Income Plus Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust”). The Income Plus Fund was invested and reinvested primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments. A key difference between a synthetic GIC and a traditional GIC is that the policyholder (such as a benefit plan) owns the assets underlying the synthetic GIC. To enable the policyholder to realize a specific known value for the assets if it needs to liquidate them, synthetic GICs utilize a “wrapper” contract that provides market and cash flow risk protection to the policyholder.

The Income Plus Fund invested primarily in investment contracts such as traditional GICs and entered into wrapper contracts with underlying securities to create synthetic GICs. In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract’s crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans. At this time, the Plan and the Income Plus Fund, believe that it is not probable that the occurrence of any such events would be significant enough to limit the Income Plus Fund’s ability to transact at contract value with participants.

The NAV of the Income Plus Fund’s share classes was determined on a daily basis. Units could have been issued and redeemed on any business day at that day’s unit value. All earnings, expenses, and gains and losses of the Income Plus Fund were reflected in the calculation of the daily unit value. Although it was intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may have required an adjustment in the value of the investment if a withdrawal was made. In any event, the withdrawal may have been deferred over such period of time, not to exceed one year, as may have been deemed necessary for fair and orderly management of the Income Plus Fund. The Plan no longer holds this investment at December 31, 2017.

5. Income Tax Status

The prototype Plan, adopted by the Employer, obtained its latest opinion letter on March 31, 2014, in which the IRS has stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since the effective date of the opinion letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however there are currently no audits for any tax periods in progress.

6. Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits.

7. Related-Party and Party-in-Interest Transactions

Centennial Bank’s Trust Department, the trustee of the Plan, is an affiliate of the Plan Sponsor. The Plan offers investments in funds managed by Fidelity Investments, the custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions. All transactions in both the Home BancShares, Inc. common stock and the Home BancShares, Inc. common stock fund qualify as party-in interest transactions because the Company is the plan sponsor. Notes receivable from participants are also defined by ERISA as party-in-interest transactions.

8. Reconciliation of Financial Statements to Schedule H of Form 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per financial statements	$58,235,515	$53,984,246
Employer’s matching contribution receivable	—	(54,462)
Participants’ contribution receivable	—	(153,705)
Excess contribution payable	224,330	20,224

Net assets available for benefits per the Form 5500	$58,459,845	$53,796,303

A reconciliation of net increase per the financial statements for the year ended December 31, 2017 to Form 5500:

December 31, 2017
Net increase per financial statements	$4,251,269
Excess contribution payable at December 31, 2017	224,330
Contribution receivable at December 31, 2016	208,167
Excess contribution payable at December 31, 2016	(20,224)

Net increase per Form 5500	$4,663,542

9. Concentrations

The Plan invests in various investment securities. The Home BancShares, Inc. common stock fund represented approximately 42% of the total investments at December 31, 2017. The Home BancShares, Inc. common stock represented approximately 54% of total investments at December 31, 2016. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

Home BancShares, Inc. 401(k) Plan

EIN: 71-0682831 – Plan #: 001

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost	Current Value
Money market fund
Vanguard Federal Money Market	Money market fund	**	929,081

Total cash			929,081

Mutual funds
Blackrock 20/80 Target Allocation Fund	Value of interest in registered investment companies	**	393,222
Blackrock 40/60 Target Allocation Fund	Value of interest in registered investment companies	**	4,083,245
Blackrock 60/40 Target Allocation Fund	Value of interest in registered investment companies	**	1,776,771
Blackrock 80/20 Target Allocation Fund	Value of interest in registered investment companies	**	555,762
Dodge & Cox International Stock Fund	Value of interest in registered investment companies	**	192,032
* Fidelity Advisor New Insights Fund	Value of interest in registered investment companies	**	1,486,171
* Fidelity Limited Term Government	Value of interest in registered investment companies	**	1,215,204
JP Morgan Emerging Markets Equity Fund	Value of interest in registered investment companies	**	450,649
Metropolitan West Total Return	Value of interest in registered investment companies	**	664,640
MFS Value Fund	Value of interest in registered investment companies	**	1,219,691
Perkins Small Cap Value Fund	Value of interest in registered investment companies	**	377,905
PIMCO All Asset Institutional Fund	Value of interest in registered investment companies	**	225,638
T. Rowe Price Small Cap Fund	Value of interest in registered investment companies	**	737,089
T. Rowe Price Retirement 2010 Fund	Value of interest in registered investment companies	**	301,979
T. Rowe Price Retirement 2015 Fund	Value of interest in registered investment companies	**	603,676
T. Rowe Price Retirement 2020 Fund	Value of interest in registered investment companies	**	1,581,740
T. Rowe Price Retirement 2025 Fund	Value of interest in registered investment companies	**	1,641,127
T. Rowe Price Retirement 2030 Fund	Value of interest in registered investment companies	**	1,598,510
T. Rowe Price Retirement 2035 Fund	Value of interest in registered investment companies	**	1,192,783
T. Rowe Price Retirement 2040 Fund	Value of interest in registered investment companies	**	874,493
T. Rowe Price Retirement 2045 Fund	Value of interest in registered investment companies	**	1,325,609
T. Rowe Price Retirement 2050 Fund	Value of interest in registered investment companies	**	434,660
T. Rowe Price Retirement 2055 Fund	Value of interest in registered investment companies	**	591,532
Templeton Global Bond Advisor Fund	Value of interest in registered investment companies	**	210,589
Vanguard Dividend Growth Fund	Value of interest in registered investment companies	**	1,850,777
Vanguard Index 500 Index	Value of interest in registered investment companies	**	1,992,441
Vanguard Inflation Protected Securities	Value of interest in registered investment companies	**	332,580
Vanguard International Growth Fund	Value of interest in registered investment companies	**	263,141
Vanguard Mid Cap Growth Fund	Value of interest in registered investment companies	**	1,023,327
Vanguard Mid Cap Index	Value of interest in registered investment companies	**	1,191,300
Vanguard Selected Value Fund	Value of interest in registered investment companies	**	628,545
Vanguard Small Cap Index	Value of interest in registered investment companies	**	523,637
Vanguard Total Bond Market	Value of interest in registered investment companies	**	311,906
Vanguard Total International Stock	Value of interest in registered investment companies	**	347,015

Total mutual funds			32,199,386

Employer stock
* Home BancShares, Inc. common stock	Employer securities	**	24,273,287
Participant loan fund
* Participant loan fund	Interest rates 5.50 – 6.50%; maturity dates through 2047		1,058,091

Total investments			$58,459,845

*	Indicates party-in-interest to the Plan
**	Cost is not applicable for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan

	By:	/s/ Brian S. Davis
Date: June 25, 2018	Brian S. Davis
Chief Financial Officer and Treasurer of Home BancShares, Inc.